O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Nest*	E-mail:	cyn@stockslaw.com

File #4415

June 13, 2007

VIA EDGAR AND FEDEX

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Attention: Alan Morris

Dear Sirs:

RE:	SEARCHLIGHT MINERALS CORP. (the “Company”)
	-	File Number 333-132929
	-	Registration Statement on Form SB-2
	-	Original filed April 3, 2006
	-	Amendment 1 filed April 26, 2006
	-	Amendment 2 filed October 30, 2006

We write on behalf of the Company response to your comment letter dated November 27, 2006 regarding the above-referenced SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, a third amended Registration Statement on Form SB-2/A (as revised, the "Amended SB-2"). We enclose with this letter a copy of the Amended SB-2, along with a redlined copy reflecting the changes from the previous filing.

GENERAL COMMENTS

1.

MANY OF YOUR RESPONSES TO OUR PRIOR COMMENTS SIMPLY STATE THAT YOU HAVE “REVISED AS REQUESTED.” AS NOTED IN OUR LETTER, DETAILED COVER LETTERS GREATLY FACILITATE OUR REVIEW. IN YOUR FUTURE RESPONSES, PLEASE DESCRIBE THE REVISION MADE AND EXACTLY WHERE IT APPEARS IN YOUR REGISTRATION STATEMENT. IF WE ARE UNABLE TO IDENTIFY WHERE AND HOW YOU HAVE RESPONDED WE WILL REISSUE THE COMMENT.

We have included specific page references to all changes made to the Amended SB-2 in response to SEC comments.

FEE TABLE

2.

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 5. PLEASE RECONCILE YOUR RESPONSE THAT THE SELLING STOCKHOLDERS “HAVE ALL EXERCISED THEIR WARRANTS TO ACQUIRE [YOUR] SHARES” WITH DISCLOSURE THROUGHOUT YOUR REGISTRATION STATEMENT, INCLUDING YOUR CALCULATION OF REGISTRATION FEE TABLE AND DISCLOSURE IN YOUR SELLING SHAREHOLDER SECTION THAT INDICATES THAT OF THE SHARES BEING REGISTERED 4.2 MILLION SHARES WILL BE ISSUABLE UPON THE EXERCISE OF WARRANTS.

The Company is no longer registering the resale of all of the shares issued on exercise of the warrants fro the September, 2005 private placements. The Company also removed from the selling securityholders list

VANCOUVER AFFILIATE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Alan Morris
June 13, 2007

on pages 11-12 of the Amended SB-2 the following: shares from the Company’s previous private placements that have been sold pursuant to Rule 144 of the Securities Act, shares that are eligible for resale under Rule 144, and any shares acquired from affiliate shareholders. The Company has revised the number of shares being registered for resale in the Amended SB-2 under the heading “Selling Security Holders” on pages 11-12 of the Amended SB-2 to register for resale the following securities:

-

3,900,000 shares acquirable on exercise of the warrants issued in the Company’s private placement completed on January 18, 2006 pursuant to Regulation D of the Securities Act. In connection with the January 18, 2006 the Company issued 3,900,000 shares of the Company’s common stock and 3,900,000 warrants, with each warrant entitling the holder to purchase one additional share of the Company’s common stock at a price of $0.65 per share, for a period expiring two years form the date of issuance;

-

390,000 shares acquirable on exercise of the warrants issued to an agent as a commission in connection with the January 18, 2006 private placement, with each warrant entitling the holder to purchase one additional share of the Company’s common stock at a price of $0.65 per share, for a period expiring two years from the date of issuance;

-	1,400,000 shares issued to certain of the selling stockholders on July 27, 2006 pursuant to the Company’s Searchlight mineral claim acquisition agreements dated February 8, 2005.

-
4,520,666 shares and 2,260,335 acquirable on exercise of warrants issued in the Company’s private placement completed on February 23, 2007 pursuant to Regulation D of the Securities Act, with each warrant entitling the holder to purchase one additional share of the Company’s common stock at a price of $4.50 per share, for a period expiring two years from the date of issuance.

-
90,870 shares acquirable on exercise of warrants issued as a commission to agents in connection with the Company’s private placement completed on February 23, 2007 pursuant to Regulation D of the Securities Act, with each warrant entitling the holder to purchase one additional share of the Company’s common stock at a price of $4.50 per share, for a period expiring two years from the date of issuance.

-
450,000 shares and 225,000 shares acquirable on exercise of warrants issued in the Company’s private placement completed on February 23, 2007 pursuant to Regulation S of the Securities Act, with each warrant entitling the holder to purchase one additional share of the Company’s common stock at a price of $4.50 per share, for a period expiring two years from the date of issuance.

-
12,300 shares acquirable on exercise of the warrants issued to an agent as a commission in connection with the February 23, 2007 Regulation S private placement, with each warrant entitling the holder to purchase one additional share of the Company’s common stock at a price of $4.50 per share, for a period expiring two years from the date of issuance;

-
125,000 shares and 62,500 shares acquirable on exercise of warrants issued in the Company’s private placement completed on February 28, 2007 pursuant to Regulation S of the Securities Act, with each warrant entitling the holder to purchase one additional share of the Company’s common stock at a price of $4.50 per share, for a period expiring two years from the date of issuance.

-
2,226,161 shares and 1,113,082 shares acquirable on exercise of warrants issued in the Company’s private placement completed on March 22, 2007 pursuant to Regulation S of the Securities Act, with each warrant entitling the holder to purchase one additional share of the Company’s common stock at a price of $4.50 per share, for a period expiring two years from the date of issuance.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Alan Morris
June 13, 2007

-
75,175 shares acquirable on exercise of the warrants issued to an agent as a commission in connection with the March 22, 2007 Regulation S private placement, with each warrant entitling the holder to purchase one additional share of the Company’s common stock at a price of $4.50 per share, for a period expiring two years from the date of issuance.

PROSPECTUS

3.

WE NOTE THAT YOUR DISCLOSURE IN YOUR FILINGS THIS YEAR ABOUT YOUR CLARKDALE SLAG REPROCESSING PROJECT COMMONLY READS AS IF IT IS A GIVEN THAT THE PROJECT WILL BE BUILT. AS NOTED IN OUR PRIOR COMMENTS 35 AND 36, UNTIL SUCH TIME AS YOU HAVE DEMONSTRATED THE ECONOMIC FEASIBILITY OF YOUR CLARKDALE PROJECT WITH A BANKABLE OR FINAL LEVEL OF ENGINEERING FEASIBILITY STUDY, PLEASE REFRAIN FROM DISCLOSING DIRECTLY OR INDIRECTLY THAT THE PROJECT WILL BE BUILT. UNTIL THIS LEVEL OF STUDY IS COMPLETED AND DEMONSTRATES THAT THE PROJECT IS ECONOMICALLY FEASIBLE, YOUR DISCLOSURE SHOULD ALWAYS INDICATE THAT CONFIDENCE IN THIS PROJECT IS CONDITIONAL ON THE RESULTS OF THE FEASIBILITY STUDY. PLEASE REVISE ACCORDINGLY; WE REISSUE COMMENTS 35 AND 36 AS APPROPRIATE.

The Company has revised all disclosure in the Amended SB-2 referencing the proposed processing facility under the headings “Summary”, “Introduction”, “Searchlight and Clarkdale Projects”, “Permitting and Design”, “Drilling Program”, and “Plan of Operation”, on pages 4, 28, 29, 39 and 47, respectively, of the Amended SB-2 respecting the Clarkdale Slag Project to include the following disclosure:

“Until such time as we have established economic feasibility of the Clarkdale Slag Project through our pre-feasibility studies and the operation of our one unit module of production from the slag pile, there is no assurance that we will proceed to the construction of our proposed processing facility. If the results from our pre-feasibility studies and the production results from the operation of our one unit module are not sufficiently positive for us to proceed with the construction of our processing facility we will have to scale back or abandon our proposed operations on the Clarkdale Slag Project.”

4.

WE REISSUE PRIOR COMMENT 6. WE NOTE DEFINED TERMS IN THE FIRST PARAGRAPH OF THE SUMMARY, AT SELLING SECURITY HOLDERS,” AT “ORGANIZATION WITHIN LAST FIVE YEARS” AND AT “ACQUISITION OF SEARCHLIGHT CLAIMS,” AMONG OTHERS. PLEASE AVOID RELIANCE ON DEFINED TERMS LIKE THOSE IN QUOTATION MARKS AND PARENTHESES. IF THE TERMS ARE CLEAR FROM CONTEXT, THE DEFINITIONS ARE NOT NECESSARY. IF THE TERMS ARE UNCLEAR, PLEASE CLARIFY.

The Company has reduced its reliance on the defined terms from the above noted sections of the Amended SB-2.

SUMMARY, PAGE 4

5.

WE NOTE YOUR RESPONSE TO PRIOR COMMENT 10. WE REISSUE THE COMMENT. DISCLOSE IN THIS SECTION WHY THE NUMBER OF SHARES OUTSTANDING DECREASED BY OVER HALF. REVISE THE RELATED PARTY TRANSACTION DISCUSSION TO DISCUSS THE REASON FOR THE SHARE CANCELLATION TRANSACTION WITH MR. MATHESON. WHAT CONSIDERATION, IF ANY, DID MR. MATHESON RECEIVE IN RETURN? ALSO, IT IS UNCLEAR WHERE YOU RESPONDED TO THE SECOND SENTENCE OF THE PRIOR COMMENT.

The Company has added a footnote (1) to the summary table of financial information under the heading “Summary” on page 4 of the Amended SB-2 to disclose that Mr. Matheson cancelled 35,000,000 of his shares in 2005. The Company has revised the disclosure under the heading “Certain Relationships and Related Transactions” on page 54 of the Amended SB-2, to disclose that Mr. Matheson cancelled 35,000,000 of the Company’s shares held by him for the purpose of making the Company’s capitalization more attractive to future equity investors.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Alan Morris
June 13, 2007

6.	PLEASE TELL US IN YOUR RESPONSE LETTER THE SPECIFIC STATUTORY AUTHORITY YOU RELIED UPON IN EFFECTUATING A FORWARD SPLIT WITHOUT SHAREHOLDER APPROVAL.

The Company’s 2:1 forward split of its common stock on September 30, 2005 was effected pursuant to Article 78.207 of Chapter 78 of the Nevada Revised Statutes, which provides that a corporation “…may change the number of shares of a class or series, if any, of its authorized stock by increasing or decreasing the number of authorized shares of the class or series and correspondingly increasing or decreasing the number of issued and outstanding shares of the same class or series ….by a resolution adopted by the board of directors, without obtaining the approval of the stockholders.”

SELLING SECURITY HOLDERS, PAGE 11

7.

WE REISSUE OUR PRIOR COMMENT 15. FOR EXAMPLE, BUT WITHOUT LIMITATION, YOU HAVE NOT IDENTIFIED THE INDIVIDUALS WHO BENEFICIALLY OWN THE SECURITIES HELD IN THE NAME OF HEBRIDES LP, THOMAS O’NEILL MANAGEMENT CORP., 0733480 BC LTD., COATES LEVINE 1999 TRUST, CENTRUM BANK AG, BANK SAL. OPPENHEIM JR. & CIE (SWITZERLAND LIMITED), DOMINICK & DOMINICK SECURITIES INC., CLARION FINANZ, OR S&P INVESTORS.

The Company has revised the disclosure in the table under the heading “Selling Security Holders” on page 11 of the Amended SB-2 to identify the names of the individuals having voting and investment power over the securities referenced in the table.

8.	PLEASE PROVIDE THE MATERIAL RELATIONSHIP INFORMATION REQUIRED BY REGULATION S-B ITEM 507.

The Company has updated the disclosure in the table under the heading “Selling Security Holders-Material Relationship” on page 18 of the amended SB-2 to clarify the material relationships between the Company and certain of the selling stockholders.

9.

WE REISSUE OUR PRIOR COMMENT 17. PLEASE RECONCILE FOOTNOTE 1 TO YOUR CALCULATION OF REGISTRATION FEE TABLE AND THE FIRST PARAGRAPH ON PAGE 11 UNDER THE CAPTION “SELLING SECURITY HOLDERS” WITH THE DISCLOSURE YOU HAVE PROVIDED ON PAGES 11 AND 12 AND THE INFORMATION YOU HAVE PROVIDED IN APPENDIX A. FOR EXAMPLE, BUT WITHOUT LIMITATION, FOOTNOTE 1 INDICATES YOU ARE REGISTERING 15,115,000 SHARES OF YOUR COMMON STOCK ISSUED IN YOUR SEPTEMBER 2005 AND JANUARY 2006 PRIVATE PLACEMENTS. HOWEVER, ACCORDING TO YOUR DISCLOSURE ON PAGES 11 AND 12 AND THE INFORMATION APPENDIX A, YOU ISSUED A TOTAL OF 16,150,000 SHARES IN SUCH PRIVATE PLACEMENTS, EXCLUDING SHARES OF COMMON STOCK THAT YOU ISSUED TO DOMINICK & DOMINICK AND CLARION FINANZ AG IN CONSIDERATION OF THEIR SERVICES AS AGENTS FOR THE SEPTEMBER PRIVATE PLACEMENTS. AS ANOTHER EXAMPLE, THE NUMBER OF SHARES DESCRIBED IN PARAGRAPHS 1 THROUGH 11 ON PAGES 11 AND 12 AS BEING SOLD PURSUANT TO THIS REGISTRATION STATEMENT DO NOT APPEAR TO TOTAL THE 24,355,000 SHARES YOU HAVE ACTUALLY REGISTERED. AS A THIRD EXAMPLE, FOOTNOTE 1 INDICATES THAT YOU ARE REGISTERING 3,640,000 SHARES OF YOUR COMMON STOCK PURCHASED BY CERTAIN OF YOUR SELLING STOCKHOLDERS FROM AN AFFILIATE STOCKHOLDER, YET PARAGRAPH 9 ON PAGE 12 INDICATES THAT SELLING STOCKHOLDERS PURCHASED 2,840,000 SHARES FROM MR. MATHESON, AN AFFILIATE. PLEASE RECONCILE THE NUMBER OF SECURITIES DISCLOSED ON PAGES 11 AND 12 WITH THE NUMBER OF SECURITIES DESCRIBED IN YOUR FEE TABLE.

The discrepancy arises mainly from the fact that not all shares issued pursuant to the Company’s prior private placements were being registered for resale in the prospectus, as the Company excluded from registration any shares sold by the selling stockholders pursuant to Rule 144 of the Securities Act. The Company has updated the number of shares being registered for resale under the Amended SB-2 to include shares issued pursuant to the Company’s private placements completed in February, 2007 and March, 2007, remove from registration any shares acquired from affiliate stockholders of the Company, and remove from registration any shares sold by the selling stockholders pursuant to Rule 144 of the Securities Act.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Alan Morris
June 13, 2007

10.	REVISE PARAGRAPH 1 ON PAGE 11 TO INDICATE THAT THE 1,400,000 SHARES DESCRIBED IN THE PARAGRAPH IS AS ADJUSTED TO REFLECT THE TWO FOR ONE FORWARD STOCK SPLIT EFFECTED SEPTEMBER 30, 2005.

The Company is no longer registering for resale any shares that were issued prior to the two for one stocksplit on September 30, 2005. Accordingly, all share numbers in the table on pages 11-12 of the Amended SB-2 are presented on a post-split basis.

11.

WE NOTE YOUR DISCLOSURE IN PARAGRAPH 10 ON PAGE 12. PLEASE TELL US IN YOUR RESPONSE LETTER WHY PENALTY UNITS ISSUED ON FEBRUARY 9, 2006 WERE DEEMED EXERCISED AS OF EARLIER DATES. WHAT WAS THE PURPOSE FOR DOING THIS? EXPLAIN HOW A HOLDER OF SUCH WARRANTS WAS ABLE TO EXERCISE SUCH WARRANTS PRIOR TO THEIR ISSUANCE.

The penalty units were issued in September, 2005 and comprised part of the units of the Company’s securities issued to subscribers of the Company’s September, 2005 private placements. They were later deemed exercised on February 9, 2006 as a result of the Company’s failure to register the securities acquired by subscribers in the September, 2005 private placements within four months of the closing of the respective offerings. Accordingly, the penalty units were deemed exercised after their issuance.

12.	REVISE PARAGRAPH 10 ON PAGE 12 TO QUANTIFY THE AGGREGATE NUMBER OF SHARES COMPRISING THE PENALTY UNITS.

The Company has revised in the disclosure in paragraph 7 on page 65 of the Amended SB-2 to aggregate the number of penalty units issued in all of the September, 2005 private placements.

13.

YOU INDICATE IN PARAGRAPH 11 ON PAGE 12 THAT YOU ISSUED 8,506,000 SHARES OF YOUR COMMON STOCK UPON THE EXERCISE OF ALL OF THE WARRANTS ISSUED IN THE SEPTEMBER 2005 PRIVATE PLACEMENTS. HOWEVER, THIS TOTAL DOES NOT APPEAR TO REPRESENT THE TOTAL NUMBER OF SHARES ISSUABLE UPON EXERCISE OF THE WARRANTS DESCRIBED IN PARAGRAPHS 2, 3, 4, 6, 7 AND 10 ON PAGES 11 AND 12. PLEASE RECONCILE THESE TWO TOTALS. WE ALSO NOTE THAT SOME OF THE SUBSCRIBERS LISTED IN PARAGRAPH 10 OF APPENDIX A WHO RECEIVED SHARES UPON EXERCISE OF WARRANTS ARE NOT LOCATED IN THE TABLES IN PARAGRAPHS 2, 3 AND 4 OF APPENDIX A. PLEASE RECONCILE.

The Company has revised the disclosure in paragraph 7 on page 65 of the Amended SB-2 under the heading “Recent Sales Of Unregistered Securities” to include a breakdown of the selling stockholders exercising the 8,506,000 warrants on June 16, 2006. The Company is no longer registering for resale the shares acquired on exercise of the 8,506,000 warrants.

14.

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 20. PLEASE EXPLAIN HOW MR. MATHESON WAS ABLE TO RELY ON SECTION 4(2) OF THE SECURITIES ACT OF 1933. PLEASE ALSO PROVIDE THE FACTS THAT SUPPORTED MR. MATHESON’S RELIANCE ON REGULATION S. ELABORATE ON THE NOMINAL CONSIDERATION THAT MR. MATHESON RECEIVED IN EXCHANGE FOR HIS SHARES. DID HE RECEIVE ANY NON-MONETARY CONSIDERATION OF VALUE? PLEASE PROVIDE US ANY WRITTEN DOCUMENTATION PURSUANT TO WHICH THESE TRANSACTIONS WERE CONSUMMATED. IN ADDITION, YOU DID NOT PROVIDE A RESPONSE TO THE SECOND BULLET POINT OF OUR PRIOR COMMENT 20. WE REISSUE THE COMMENT. WE MAY HAVE FURTHER COMMENTS UPON REVIEW OF YOUR RESPONSE.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Alan Morris
June 13, 2007

In response to this comment we enclose supplementally as Appendix “A” to this letter, copies of the following share transfer agreements for each of the share transfers of Mr. Matheson referred to in the Company’s prior response:

(a)	Share Transfer Agreement between Mr. Matheson and Kahala Financial Corp. dated January 17, 2006;

(b)	Share Transfer Agreement between Mr. Matheson and George Hatch dated January 17, 2006;

(c)	Share Transfer Agreement between Mr. Matheson and Andrew Dall dated January 17, 2006;

(d)	Share Transfer Agreement between Mr. Matheson and Douglas Birnie dated January 17, 2006;

(e)	Share Transfer Agreement between Mr. Matheson and Robert McDougal dated January 17, 2006;

(f)	Share Transfer Agreement between Mr. Matheson and John Rozendaal dated January 25, 2006

(g)	Share Transfer Agreement between Mr. Matheson and Pilot Plant Inc. dated January 25, 2006;

(h)	Share Transfer Agreement between Mr. Matheson and Donna Popich dated September 21, 2006; and

(i)	Share Transfer Agreement between Mr. Matheson and Nicole Riemens Van Laare dated September 21, 2006.

The transfer agreements detail the exemptions relied upon and the representations of the transferees relied upon for the transfer. With respect to the consideration for the transfers, we do not have any additional details beyond what was disclosed in the Company’s last response. Mr. Matheson previously indicated to us that the transfers were made to people who were his friends and business associates and were made in consideration of their long term support and advice in his business endeavors. With respect to the second bullet of prior comment 20, please see the response to comment 43 below.

DIRECTORS, EXECUTIVE OFFICERS…PAGE 19

15.	WE REISSUE PRIOR COMMENT 23 AS TO MR. AGER. PLEASE PROVIDE A MORE COMPLETE DESCRIPTION OF THE BUSINESS OF CSA MANAGEMENT CORP., SUCH AS ANNUAL REVENUES AND NUMBER OF EMPLOYEES.

The Company has revised the disclosure in Ian McNeil’s biography on page 21 of the Amended SB-2 to provide additional detail respecting Mr. Ager’s involvement in CSA Management Corp. The Company does not wish to provide the annual revenues of CSA Management Corp. CSA is a private company and wishes to keep this information confidential. There is no requirement in the instructions to Form SB-2 or under Regulation S-B that the Company disclose the annual revenues of companies described in the business background of the Company’s directors and officers.

16.

FOR MR. MCNEIL, PLEASE PROVIDE A MORE COMPLETE DESCRIPTION OF THE BUSINESS OF NANOMINERALS, SUCH AS PRODUCT OR SERVICE, ANNUAL REVENUES AND NUMBER OF EMPLOYEES. ALSO WE REISSUE PRIOR COMMENT 24 AS TO THE DESCRIPTION OF THE BUSINESSES HE HAS STARTED.

The Company has revised the disclosure in Carl Ager’s biography on page 21 of the Amended SB-2 to provide additional detail respecting the business of Nanominerals and Mr. McNeil’s business background. Nanominerals is a private company and wishes to keep the annual revenue information confidential. Accordingly the Company has not included this information.

SECURITY OWNERSHIP…PAGE 21

17.	PLEASE REVISE THE FIRST TABLE TO ATTRIBUTE BENEFICIAL OWNERSHIP OF SHARES HELD BY NANOMINERALS TO MR. AGER AND TO MR. MCNEIL.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Alan Morris
June 13, 2007

Please see the revised footnotes (3) and (4) to the table under the heading “Security Ownership of Certain Beneficial Owners and Management” on page 24 of the Amended SB-2, and the changes made to the disclosure of the beneficial holdings of Mr. Ager and Mr. McNeil.

18.

IN THE SECOND TABLE PLEASE CLARIFY THE NATURE OF NANOMINERALS’ OWNERSHIP INTEREST IN 16 MILLION COMMON SHARES, AND HOW AND WHEN THEY WERE ACQUIRED. AT PAGE 25 YOU INDICATED NANOMINERALS RECEIVED 6 MILLION PRE-SPLIT WARRANTS, 10 MILLION POST-SPLIT WARRANTS AND ANOTHER 2 MILLION WARRANTS, AND THAT THE WARRANTS WERE SUBSEQUENTLY TRANSFERRED BY NANOMINERALS.

Please see the revised footnote (8) to the table under the heading “Security Ownership Of Certain Beneficial Owners and Management” on page 24 of the Amended SB-2.

EXPERTS, PAGE 24

19.	WE NOTE THE CONSENTS YOU HAVE ATTACHED TO THE AMENDMENT. PLEASE DISCLOSE THESE INDIVIDUALS IN THE ”EXPERTS” SECTION.

The Company has revised the disclosure under the heading “Experts” to include the names of all experts providing consents to the disclosure in the Amended SB-2.

ORGANIZATION WITHIN THE LAST FIVE YEARS, PAGE 24

NANOMINERALS CORP. PAGE 24

20.	REVISE TO EXPLAIN THE CONSIDERATION RECEIVED BY THE COMPANY IN EACH OF THE ISSUANCES OF WARRANTS TO NANOMINERALS.

Pursuant to the terms of the Company’s assignment agreement with Nanominerals Corp. dated for reference June 1, 2005, as amended August 31, 2005, and October 24, 2005, the Company was required to issue 12,000,000 warrants (post September 30, 2005 forward split) to Nanominerals or its designates. The issuance of the warrants was part of the consideration for the transfer of Nanominerals rights in the Clarkdale Slag Project under the assignment agreement. The Company has revised the disclosure under the heading “Organization Within The Last Five Years” on page 28 of the Amended SB-2 to disclose the following:

“Following Searchlight’s two for one stock split effected September 30, 2005, on October 24, 2005, Searchlight issued, in accordance with the terms and conditions of the assignment agreement: (i) to Nanominerals Corp., a warrant to purchase 10,000,000 shares of Searchlight’s common stock at an exercise price of $0.375 per share expiring June 1, 2015, pursuant to Section 4(2) of the Securities Act of 1933, and (ii) to the designate of Nanominerals Corp., Clarion Finanz AG, a warrant to purchase 2,000,000 shares of Searchlight’s common stock at an exercise price of $0.375 per share expiring June 1, 2015, pursuant to Regulation S of the Securities Act of 1933. The issuance of warrants to Nanominerals was made on the basis that the principals of Nanominerals through their relationship with Searchlight were in a position of access to relevant and material information regarding Searchlight’s operations. The warrants are restricted securities as defined in the Securities Act.

Nanominerals Corp. entered into the following transactions respecting the 10,000,000 warrants received by Nanominerals on October 24, 2005: (i) on January 17, 2006, Nanominerals sold 8,000,000 warrants to K. Ian Matheson in consideration of $5,000 from Mr. Matheson and on the same date Nanominerals acquired 16,000,000 shares of our common stock from K. Ian Matheson in consideration of a payment of $4,640.50 to Mr. Matheson; (ii) on January 31, 2006 Nanominerals Corp. sold 1,000,000 of its warrants to Richard J. Werdesheim and Lynne Werdesheim as trustees for the Werdesheim Family Trust for a payment of $625, and (iii) on January 31, 2006 Nanominerals Corp. sold the remaining 1,000,000 warrants to Craigen L.T. Maine, as trustee for the Maine Rev. Family Trust for a payment of $625. The transfers were completed pursuant to Section 4(2) of the Securities Act of 1933.”

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Alan Morris
June 13, 2007

21.	DESCRIBE TO WHOM AND FOR WHAT CONSIDERATION THE WARRANTS ISSUED TO NANOMINERALS WERE TRANSFERRED. DISCLOSE WHO CURRENTLY OWNS THOSE WARRANTS.

The Company has added the following disclosure under the heading “Certain Relationships and Related Transactions” on page 28 of the Amended SB-2:

“Nanominerals Corp. entered into the following transactions respecting the 10,000,000 warrants received by Nanominerals on October 24, 2005: (i) on January 17, 2006, Nanominerals sold 8,000,000 warrants to K. Ian Matheson in consideration of $5,000 from Mr. Matheson and on the same date Nanominerals acquired 16,000,000 shares of our common stock from K. Ian Matheson in consideration of a payment of $4,640.50 to Mr. Matheson; (ii) on January 31, 2006 Nanominerals Corp. sold 1,000,000 of its warrants to Richard J. Werdesheim and Lynne Werdesheim as trustees for the Werdesheim Family Trust for a payment of $625, and (iii) on January 31, 2006 Nanominerals Corp. sold the remaining 1,000,000 warrants to Craigen L.T. Maine, as trustee for the Maine Rev. Family Trust for a payment of $625. The transfers were completed pursuant to Section 4(2) of the Securities Act of 1933.”

22.	AS APPLICABLE, APPLY THESE COMMENTS TO DISCLOSURE UNDER “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” AT PAGE 50.

Please see the revised disclosure respecting Nanominerals under the heading “Certain Relationships and Related Transactions” on page 53 of the Amended SB-2.

23.	TELL US WHY YOU ARE CLAIMING THE REGULATION S EXEMPTION FOR THE 2 MILLION WARRANTS.

In accordance with the terms of the assignment agreement between the Company and Nanominerals Corp, the Company was required to issue to Nanominerals or its designate, warrants to acquire up to 12,000,000 shares of the Company’s common stock at a price of $0.375 per share (post-split). On October 24, 2005 the Company issued 10,000,000 of the warrants to Nanominerals and 2,000,000 warrants to the designate of Nanominerals, Clarion Finanz AG, a Swiss private investment firm based in Zurich, Switzerland in accordance with the terms of Regulation S of the Securities Act of 1933.

INTRODUCTION, PAGE 25

24.

PLEASE REVISE TO CLEARLY EXPLAIN THE REASONS THE COMPANY APPEARS TO HAVE DETERMINED TO POSTPONE EXPLOITATION OF THE SEARCHLIGHT GOLD CLAIMS AND INSTEAD PURSUE THE CLARKDALE PROJECT. WE NOTE, FOR EXAMPLE, THAT THE FEBRUARY 2005 RESTRUCTURING OF THE COMPANY APPARENTLY RESULTED FROM MR. MATHESON’S DESIRE TO SEEK A PUBLIC ENTITY TO EXPLOIT MINING CLAIMS OWNED BY HIS AFFILIATES. HOWEVER, IN JUNE 2005 THE COMPANY’S FOCUS APPEARS TO HAVE SHIFTED TO ACQUIRING ASSETS AND OPERATING PERSONNEL FROM NANOMINERALS.

The Company never postponed the exploration of the Searchlight Gold Project. The initial bulk sampling, metallurgical, and analytical work program that Arrakis, Inc. was hired to perform took over a year to complete.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Alan Morris
June 13, 2007

CORPORATE HISTORY, PAGE 26

25.	REFER TO PRIOR COMMENT 32 AND YOUR RESPONSE. PLEASE DISCLOSE THE INFORMATION PROVIDED IN YOUR RESPONSE.

The Company has revised the disclosure under the heading “Corporate History” in the first paragraph on page 29 of the Amended SB-2, to disclose that the assets of the former business of Searchlight were not considered useable on an ongoing basis and were abandoned and that the liabilities of the former business continue to be recognized by Searchlight.

DESCRIPTION OF PROPERTY, PAGE 29
CLARKDALE SLAG PROJECT, PAGE 29

26.	REFER TO PRIOR COMMENT 39. IT IS UNCLEAR WHERE YOU RESPONDED TO THE FIRST BULLET POINT.

Please see the revised disclosure respecting the acquisition of the Clarkdale Slag Project under the heading “Acquisition of Clarkdale Slag Project” on page 32 of the Amended SB-2. Following the Company’s acquisition of the slag project from Verde River Iron Company, LLC, Verde River no longer serves any role as joint venture partner of the Company or as owner of the Clarkdale slag project property.

27.	IT IS UNCLEAR WHERE YOU RESPONDED TO PRIOR COMMENT 42.

Please see the Company’s response to comment 26 above.

28.	PLEASE REVISE TO PRESENT A TABLE SHOWING WHAT EACH JOINT VENTURE PARTNER IS CONTRIBUTING TO THE VENTURE, AND WHAT EACH IS ENTITLED TO TAKE AWAY FROM THE VENTURE.

Please see the Company’s response to comment 26 above.

29.	YOU DISCLOSE THAT “WE” DRILLED THE 18 HOLES IN THE SLAG PILE. PLEASE CLARIFY WHO DID THE ACTUAL DRILLING AND SAMPLING.

The Company has revised the disclosure under the heading “Plan of Operation-Clarkdale Slag Project” on page 47 of the Amended SB-2 to disclose that Boart Longyear performed the drilling under supervision by Mountain States R&D International Inc.

CLARKDALE SLAG PROJECT, PAGE 29 & 33

30.	WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT NUMBER 38 CONCERNING THE CLARKDALE PROJECT AND THE NEW DRILLING AND ASSAY RESULTS. USING TABLES AND OTHER MEANS:

•	PLEASE CLARIFY WHICH SAMPLES WERE ANALYZED BY WHICH PROCESSES AND BY WHOM, AND CLARIFY THE QUANTITIES OF YOUR BULK SAMPLES.
•

CLARIFY WHY THE PRECIOUS METALS WERE NOT ASSAYED BY MOUNTAIN STATES WHO COLLECTED THE SAMPLES, WHO HAS A REGISTERED ASSAYER IN ARIZONA, AND WHY TRADITIONAL FIRE ASSAY PROCEDURES WERE NOT USED IN THE ANALYSIS OF THE PRECIOUS METALS.

•	REVIEW EACH ELEMENT OF OUR PREVIOUS COMMENT NUMBER 38 AND ENSURE THAT EACH ELEMENT IS ADDRESSED.

The Company has revised the disclosure under the heading “Clarkdale Slag Project-Current Status-Summary of Drilling and Sampling Results” on pages 37 of the Amended SB-2 to disclose the following:

“Mountain States performed the copper, zinc, and iron analysis using the fusion assay method, followed by atomic absorption. Gold and silver analysis was performed by Arrakis, under Chain of Custody analysis by Mountain States, using an acid total digestion method followed by atomic absorption. Arrakis, Inc. analyzed the gold and silver values for SD-1 through SD-18 using accepted micro-wave acid digestion method with an ICP finish, verified by producing the gold and silver metal. SD-1 to SD-6 were drilled by the mini-sonic drill and SD-7 to SD-18 were drilled by a large sonic drill.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Alan Morris
June 13, 2007

Under Chain of Custody analysis, Mountain States collected a 4,000-pound bulk sample comprised of material taken over the entire surface of the 45-acre slag pile. Mountain States milled 750 pounds of this material through a pilot plant we rent in Phoenix, Arizona, and subsequently performed the copper, zinc, and iron analysis using the fusion assay method, followed by atomic absorption. We rent the pilot plant from New River Verde Mining Company at a cost of $10,000 per month. Gold and silver analysis of the bulk sample was also performed by Mountain States using the fire assay method followed by “slag-flux” fire assay analyses for gold and silver. The sonic drill bulk samples were sent by chain-of-custody to Arrakis for the gold and silver values because conventional fire assayers use a basic flux and this slag is basic and requires an acid flux which dissolves the assay crucible. The Arrakis micro-wave / autoclave method eliminates the need for fire assaying and produces reliable results. The 750 pound bulk sample collected, milled, sampled, and analyzed under strict chain-of-custody by Mountain States averaged 0.42 troy ounces of gold per ton, which confirms by fire assay the Arrakis gold and silver values.”

31.	AS SUPPLEMENTAL INFORMATION, FOR ALL 18 DRILL HOLES AND BULK SAMPLES FOR YOUR CLARKDALE PROJECT PLEASE PROVIDE:

•	DRILL HOLE LOGS, AND ASSAY RESULTS WITH ASSAY CERTIFICATES
•	WRITTEN DESCRIPTIONS OR COPIES OF REPORTS THAT DESCRIBE YOUR DRILLING AND SAMPLING PROGRAM, INCLUDING THE FOLLOWING:
	•	DRILLING AND SAMPLING PROCEDURES,
	•	QUALITY CONTROL PROGRAM,
	•	CHAIN OF CUSTODY PROCEDURES, AND
	•	ASSAY LAB’S QUALITY CONTROL PLAN.

We enclose supplementally as Appendix “B” to this letter copies of assay results with assay certificates, and written descriptions or copies of reports that describe the Company’s drilling and sampling program on the Clarkdale slag project. We also enclose the recent report of Independent Mining Consultants provided as part of the materials study on the slag pile. We are advised that Mountain States R&D International Inc. under their chain-of-custody analysis did not make drill-hole logs because the sonic drill cuttings were quite fine and there was nothing that could be observed in the black particles.

ACQUISITION OF CLARKDALE SLAG PROJECT, PAGE 30

32.	CONCERNING THE CLARKDALE SLAG PROJECT, PLEASE:

•

CLARIFY WHETHER YOU ARE REQUIRED TO FUND ALL PHASES OF THE PROJECT, AND THAT IN ESSENCE VERDE RIVER IRON COMPANY WILL HAVE A 50 PERCENT CARRIED INTEREST IN THE JOINT VENTURE, ASSUMING YOU MAKE ALL PAYMENTS AND CONDITIONS.

•	CONFIRM OR CLARIFY IF THE VERDE RIVER IRON COMPANY IS ONLY COMMITTING TWO THIRDS OF THE SLAG TO THE JOINT VENTURES, AS INDICATED IN THE HEWLETT STUDY OF JUNE 1, 2005.
•

CLARIFY IN THE TABLE ON PAGE 32 THAT THE COSTS DISCLOSED FOR PHASE 3 ARE VERY PRELIMINARY ESTIMATES DEVELOPED FOR PURPOSES OF THE AGREEMENT, AND THAT ACTUAL COSTS MAY BE SIGNIFICANTLY HIGHER, AS THE BANKABLE FEASIBILITY STUDY HAS NOT BEEN CONDUCTED AS YET.

The Company has revised the disclosure below the table located under the heading “Clarkdale Slag Project-Drilling Program” on page 40 of the Amended SB-2 to disclose the following:

“The above timeline and costs are preliminary estimates only, actual costs may be significantly higher once the Company has completed the feasibility studies and received results from production of its initial test module. Until such time as Searchlight has established economic feasibility of the Clarkdale Slag Project through its pre-feasibility studies and the operation of its one unit module of production from the slag pile there is no assurance that the Company will proceed to the construction of the proposed processing facility referred to in the table above. If the results from our pre-feasibility studies and the production results from the operation of our one unit module are not sufficiently positive for us to proceed with the production of our processing facility we will have to scale back or abandon our proposed operations on the Clarkdale Slag Project.

The above timeline and costs also do not take into account possible delays that may arise. If we experience any difficulties or delays during our plan of operation, it could take substantially longer and more costly for us to complete construction of plant facilities or complete any property studies. The above is also subject to the Company obtaining the necessary additional financing.”

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Alan Morris
June 13, 2007

Following the acquisition of the slag project from Verde River Iron Company, LLC, the joint venture agreement is no longer in effect.

METALLURGY, PAGE 33

33.

REVISE TO CLARIFY WHO CONDUCTED THE TESTING FROM 1991-2005 REFERRED TO IN THE FIRST SENTENCE AND THE REASONS FOR THIS EFFORT. DISCLOSE WHAT LEVELS OF COMMERCIALLY VIABLE MINERALIZATION WERE DISCOVERED, IF ANY.

The Company has revised the disclosure under the heading “Clarkdale Slag Pile and Metallurgy” to remove the disclosure regarding past testing from 1991 to 2005. We are advised that the analysis was done more to understand the history of the project, not necessarily to gain technical insight.

34.	PLEASE REVISE TO MORE CLEARLY DISTINGUISH BETWEEN EVALUATIONS CONDUCTED BY OTHERS, AND EVALUATIONS CONDUCTED BY YOU.

The Company has revised the disclosure under the heading “Clarkdale Slag Pile and Metallurgy” on page 35 of the Amended SB-2 to clarify the source of the evaluations on the Clarkdale slag project.

35.	CLARIFY THE SOURCES OF THE TECHNICAL INFORMATION IN THE FIRST PARAGRAPH.

Please see the revised disclosure on page 35 of the Amended SB-2 to clarify the source of the technical information in the first and second paragraph under the heading “Clarkdale Slag Pile and Metallurgy”.

36.	EXPLAIN THE TERM “BLEBS.”

The Company has added a definition for the term “Bleb” in the Glossary of Technical Terms on page 10 of the Amended SB-2.

PERMITTING AND DESIGN, PAGE 33

37.	CONCERNING THIS SECTION, PLEASE:

•	REVISE YOUR DISCLOSURE TO REMOVE STATEMENTS THAT ARE NOT SUPPORTED BY YOUR DRILLING PROGRAM AND A BANKABLE FEASIBILITY STUDY.
•	CLARIFY WHOSE PILOT PLANT YOU USED IN PHOENIX.

Please see the revised disclosure under the heading “Permitting and Design” on page 36 of the Amended SB-2.

LOCATION, ACCESS AND HISTORY OF EXPLORATION, PAGE 37

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Alan Morris
June 13, 2007

38.

REFER TO PRIOR COMMENT 48 AND YOUR RESPONSE. PLEASE PROVIDE TO US COPIES OF THE SOURCES YOU CITE AS SUPPORTING THE INFORMATION REGARDING 250,000 OUNCES OF GOLD PRODUCED FROM 1900-1950 IN THIS REGION, AND CLAIMS FOR SPECIFIC MINERALIZATION AT THE SEARCHLIGHT CLAIM.

We enclose supplementally as Appendix “C” to this letter the following sources respecting the past production on the Searchlight Claims:

-	Longwell, C.R., et al. (1965). Geology and Mineral Deposits of Clark County Nevada; Nevada Bureau of Mines and Geology Bulletin 62; 218 pages (see Appendix 1 on page 190).

-	Reid, Harry (1998). “Searchlight – The Camp That Didn’t Fail” University of Nevada Press.

MANAGEMENT’S DISCUSSION, PAGE 43
PLAN OF OPERATION, PAGE 43

39.	PLEASE REPLACE THE VAGUE DISCLOSURE REPRESENTED BY THE WORD “CERTAIN” IN THE FIRST PARAGRAPH WITH SPECIFIC DISCUSSION AND ANALYSIS OF YOUR MATERIAL OBLIGATIONS.

Please see the revised disclosure under the heading “Plan of Operation” on page 47 of the Amended SB-2.

RESULTS OF OPERATIONS, PAGE 44

40.	REFER TO PRIOR COMMENT 52 AND YOUR RESPONSE. PLEASE INCLUDE THE INFORMATION IN YOUR RESPONSE IN YOUR DISCLOSURE.

Please see the revised disclosure under the heading “Results of Operations-Fiscal Year ended December 31, 2005 compared to December 31, 2006” under the expenses table on page 49 of the Amended SB-2.

CERTAIN RELATIONSHIPS, PAGE 50

41.	WE REISSUE THE LAST SENTENCE OF OUR PRIOR COMMENT 56. DISCLOSE THE ACTUAL AMOUNT PAID UNDER THE AGREEMENT IN EACH OF THE LAST TWO YEARS.

Please see the revised disclosure under the heading “Certain Relationships and Related Transactions” on pages 53-54 of the Amended SB-2.

42.	PLEASE REVISE TO EXPLAIN WHAT YOU MEAN BY THE TERM “DATED FOR REFERENCE” IN THE THIRD PARAGRAPH.

That is the date on the assignment agreement between Nanominerals Corp. and the Company. We are unsure what the Company needs to clarify regarding the date. Contracts can be dated for reference.

43.

REFER TO PRIOR COMMENT 58 AND YOUR RESPONSE. PLEASE REVISE TO EXPLAIN IN GREATER DETAIL THE BUSINESS PURPOSE OF MR. HARLINGTEN’S TRANSFER OF 47,700,000 SHARES OF PHAGE GENOMICS TO MR. MATHESON, GIVEN THAT MR. HARLINGTEN RECEIVED NOMINAL CONSIDERATION. DESCRIBE THE TERMS OF THAT TRANSACTION AND QUANTIFY SUCH CONSIDERATION, BOTH MONETARY AND IF APPLICABLE, NON- MONETARY. PLEASE ALSO TELL US WHETHER THERE EXISTED ANY RELATIONSHIP BETWEEN MSSRS. HARLINGTEN AND MATHESON OUTSIDE OF THE BUSINESS RELATIONSHIP RESULTING FROM THE TRANSFER OF THE 47,700,000 SHARES. STATE THE PERCENTAGE INTEREST MR. HARLINGTEN’S SHARES REPRESENTED IN PHAGE GENOMICS’ OUTSTANDING VOTING SHARES, AND WHEN THE TRANSACTIONS WERE APPROVED BY ITS BOARD OF DIRECTORS. BRIEFLY DESCRIBE THE MERGER TRANSACTIONS OR OTHER LEGAL ACTIONS TAKEN WHICH “RESTRUCTURED” PHAGE GENOMICS INTO THE CURRENT SEARCHLIGHT MINERALS, INC. DESCRIBE THE STEPS TAKEN TO TRANSFER EXECUTIVE AUTHORITY TO MR. MATHESON. IN ADDITION, PLEASE EXPLAIN HOW MR. HARLINGTEN WAS ABLE TO RELY ON SECTION 4(2) OF THE SECURITIES ACT OF 1933.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Alan Morris
June 13, 2007

Mr. Harlingten and Mr. Matheson are no longer involved with the Company. The Company is not certain of what was in the mind of Mr. Harlingten at the time of the transfer, but believes the transfer was in order to have Mr. Matheson included in the re-organization of the Company and specifically to secure his assistance in obtaining the assignment of the Searchlight claims. The transfer of the shares was not approved by a directors resolution and there are no written agreements outlining the terms of the transaction between Mr. Harlingten and Mr. Matheson. To the best of the Company’s knowledge there is no relationship between Mr. Matheson and Mr. Harlingten beyond the business relationship surrounding the transfer of the shares and reorganization of the Company in 2005. We understand that the share transfer was made to Mr. Matheson on the basis that he was a sophisticated investor, familiar with the property going into the company, had sufficient information about the company to make a reasoned investment decision and is an accredited investor.

44.	REFER TO PRIOR COMMENT 59 AND YOUR RESPONSE. IT IS UNCLEAR WHERE YOU RESPONDED TO THE COMMENT. FOR EXAMPLE, IT IS NOT SUFFICIENT TO SAY “AGREED UPON PRICE” WHEN DESCRIBING RELATED PARTY TRANSACTIONS.

The Company has revised the disclosure under the heading “Certain Relationships and Related Transactions” on pages 53-54 of the Amended SB-2 (2nd paragraph from the bottom) to clarify that the acquisition of the Searchlight Claims was valued at a negotiated price between the Company and the claim owners of $2,000 per claim for a total of $40,000 plus actual costs incurred in maintaining the claims of $87,134.

45.	REFER TO PRIOR COMMENTS 58 AND 61 AND YOUR RESPONSES. IT IS UNCLEAR HOW CONTROL OF PHAGE GENOMICS WAS TRANSFERRED TO MR. MATHESON WITHOUT ANY WRITTEN AGREEMENTS. PLEASE EXPLAIN.

We are advised that there was no written agreements outlining the terms of the change of control of the Company. Our understanding was that the shares certificates representing the shares transferred to Mr. Matheson were either duly endorsed for transfer or transferred under a stock power of attorney to Mr. Matheson.

46.	PLEASE DESCRIBE THE TRANSACTION IN WHICH MR. MATHESON RETURNED 35 MILLION SHARES FOR CANCELLATION.

Please see the Company’s response to comment 5 above.

47.	WE REISSUE OUR PRIOR COMMENT 62. IT DOES NOT APPEAR YOU HAVE GIVEN RETROACTIVE EFFECT TO ALL MARKET PRICES RESULTING FROM THE SPLIT. REVISE FOOTNOTE (1) ACCORDINGLY.

Please see the revised disclosure in the table under the heading “Market for Common Equity and Related Stockholder Matters” on page 56 of the Amended SB-2.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005

48.	PLEASE UPDATE THE FINANCIAL STATEMENTS AS REQUIRED BY ITEM 310(g) OF REGULATION S-B.

The Company has updated the financial information in the Amended SB-2 to March 31, 2007 being the date of the Company’s most recently completed fiscal quarter.

NOTE 1. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES, PAGE 6 HISTORY

49.

REFER TO PRIOR COMMENT 74 IN OUR LETTER DATED MAY 24, 2006. YOUR RESPONSE STATES THAT YOU DID NOT ACCOUNT FOR THE REORGANIZATION FROM A BIOTECH TO MINERAL EXPLORATION COMPANY AS DISCONTINUED OPERATIONS BECAUSE THE FORMER BUSINESS NEVER COMMENCED OPERATIONS. PARAGRAPH 42 OF SFAS 144 DOES NOT SPECIFY WHETHER THE BUSINESS MUST HAVE COMMENCED OPERATIONS TO BE CLASSIFIED AS DISCONTINUED OPERATIONS, BUT RATHER DEFINES A COMPONENT OF AN ENTITY AS HAVING OPERATIONS AND CASH FLOWS THAT CAN BE CLEARLY DISTINGUISHED, OPERATIONALLY AND FOR FINANCIAL REPORTING PURPOSES FROM THE REST OF THE ENTITY. PLEASE TELL US WHY YOU SHOULD NOT REPORT THE BIOTECH RESEARCH AND DEVELOPMENT COMPANY AS A DISCONTINUED OPERATION.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Alan Morris
June 13, 2007

The former business of the Company prior to 2005 was not a separate component from the rest of the entity as defined in SFAS 131 paragraph 10 as the entity had only one activity. Disposal of assets of the former activity was accounted for on the basis of SFAS 144 paragraph 45 in 2004.

NOTE 3. MINING CONCESSIONS, PAGE 10

50.

WE NOTE YOUR RESPONSE TO PRIOR COMMENT 71 IN OUR LETTER DATED MAY 24, 2006. REGARDING THE ACQUISITION OF MINING CONCESSIONS IN SEARCHLIGHT, NEVADA, TELL US WHY YOU ASSIGNED A VALUE OF $2,000 PER CLAIM (AN AGREED UPON PRICE) RATHER THAN THE FAIR VALUE OF THE 5.6 MILLION SHARES OF STOCK TO BE ISSUED BASED UPON TRADED MARKET PRICES. TELL US HOW YOU DETERMINED WHETHER THE FAIR VALUE OF THE CONSIDERATION GIVEN OR THE FAIR VALUE OF THE ASSET ACQUIRED WAS MORE CLEARLY EVIDENT AND, THUS, MORE RELIABLY MEASURABLE AS REQUIRED BY PARAGRAPH 6 OF SFAS 141. IN ADDITION, CLARIFY WHY THERE IS “NO STATED VALUE FOR SUCH A SHARE BLOCK” AND TELL US WHY YOU BELIEVE $2,000 PER CLAIM IS A VALID AND SUPPORTABLE ESTIMATE OF THE VALUE OF THE CONSIDERATION. PLEASE REFER TO PARAGRAPHS 22 AND 23 OF SFAS 141.

At the time of the acquisition of the Searchlight mining claims in 2005, the shares of the Company were not actively traded and the Company considered the most reliable measure of value to be the negotiated price between the sellers and the company. The Company considered SFAS 141 paragraph 6 in support of this position. The most reliable information available for the claim value was the $2,000 per claim plus accumulated claim holding costs of the sellers. SFAS 141 Glossary of terms defines Fair Value as “the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.”

51.	PLEASE TELL HOW YOU HAVE COMPLIED WITH THE REQUIREMENTS OF SFAS 144 RELATED TO THE POSSIBLE IMPAIRMENT OF THE MINING CONCESSION AND JOINT VENTURE AGREEMENT ASSETS.

The Company conducted internal evaluations of its mineral properties. Based on these internal evaluation estimated future cash flows exceed carrying amounts of the Company’s mineral properties. Accordingly, impairment is not appropriate under SFAS 144.

52.

AS A RELATED MATTER, WE SEE THAT YOU ISSUED ONLY 1.4 MILLION SHARES OF THE 5.6 MILLION SHARE PURCHASE PRICE AT THE PURCHASE DATE. IT APPEARS THAT IF YOU DO NOT ISSUE THE REMAINING SHARES, YOU FORFEIT THE RIGHTS TO THE MINING CONCESSIONS. SINCE YOU STATE THAT THE FULL VALUE OF THE TRANSACTION WAS RECORDED AT THE PURCHASE DATE, TELL US HOW YOU ARE ACCOUNTING FOR THE ISSUANCE OF THE ADDITIONAL SHARES OF STOCK. TELL US IF IT WILL BE RECORDED AS ADDITIONAL PURCHASE PRICE. PLEASE SUPPORT YOUR ACCOUNTING BY REFERRING TO THE APPROPRIATE ACCOUNTING LITERATURE.

Please see the Company’s response to comment 50 above. The full value of the transaction was recorded at the date of the original transaction. Guidance in SFAS 141 does not indicate a change in this position. It remains the decision of the Company review the claim holdings and make the determination as to whether to issue additional shares.

NOTE 4. JOINT VENTURE AGREEMENT, PAGE 10

53.

WE REFERENCE YOUR RESPONSE TO PRIOR COMMENT 76 IN OUR LETTER DATED MAY 24, 2006. PLEASE SUPPORT THE BASIS FOR CAPITALIZING THE $690,000 PAYMENT TO REIMBURSE NMC SINCE THIS JOINT VENTURE HAS NOT BEEN FORMED. TELL US WHY YOU BELIEVE THIS ASSET IS RECOVERABLE. PLEASE ALSO DISCUSS HOW YOU ACCOUNTED FOR THE WARRANTS ISSUED TO NMC FOR THEIR INTEREST IN THE JOINT VENTURE AGREEMENT. ADDRESS YOUR CURRENT AND FUTURE ACCOUNTING FOR THE JOINT VENTURE AGREEMENT ASSET. ALSO, YOUR FOOTNOTES SHOULD DISCLOSE HOW YOU ARE ACCOUNTING FOR ALL PAYMENTS TO BE MADE TO THE JOINT VENTURE.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Alan Morris
June 13, 2007

Subsequent to December 31, 2006, the joint venture agreement with Verde River Iron Company, LLC was capitalized into the purchase price of the acquisition of the entire project. Details of the accounting for the joint venture are provided in the December 31, 2006 and March 31, 2007 financial statements included in the Amended SB-2.

54.

AS A RELATED MATTER, PLEASE REVISE YOUR FILING TO DISCLOSE THE STATUS OF THE JOINT VENTURE SINCE IT APPEARS YOU ONLY HAVE THE OPTION TO EARN A 50% INTEREST IN THE JOINT VENTURE SUBJECT TO CERTAIN CONDITIONS. ADDITIONALLY, PLEASE DISCLOSE HOW YOU INTEND TO ACCOUNT FOR THE JOINT VENTURE ONCE FORMED. WE REFER YOU TO PROVISIONS OF FIN 46.

Please see the Company’s response to comments 26 and 32 above.

NOTE 6. LOAN PAYABLE – RELATED PARTY, PAGE 12

55.	REFER TO YOUR RESPONSE TO PRIOR COMMENT 77 IN OUR LETTER DATED MAY 24, 2006. PLEASE DEMONSTRATE TO US THAT THE ACCRUAL OF IMPUTED INTEREST IS NOT MATERIAL TO THE FINANCIAL STATEMENTS. REFER TO SAB 99.

The Company has no outstanding credit facilities. An estimated imputed interest factor of 10% for unsecured obligations is considered reasonable for purposes of assessing materiality. An imputed interest of 10% on total outstanding liability of approximately $380,000 would be $38,000 per year which is well below a 5% of operating results of $3,651,666 in 2006 and 1,721,777 in 2005. The Company also considered qualitative factors, including absence of any lending covenants, written debt instrument on the outstanding liability and the fact that recordation of an imputed interest factor would have a net zero impact on the total liabilities of the Company.

NOTE 8. STOCKHOLDER’S EQUITY, PAGE 12

56.

WE NOTE YOUR RESPONSE TO PRIOR COMMENT 78 IN OUR LETTER DATED MAY 24, 2006. YOU STATE THAT THE SHARES ISSUED FOR CANCELLATION OF DEBT WERE VALUED AT THE “NEGOTIATED NUMBER OF SHARES NECESSARY TO SATISFY THE DEBT HOLDER.” TELL US WHY THE REACQUISITION PRICE SHOULD NOT BE BASED UPON THE FAIR VALUE OF THE STOCK AT THE DATE OF DEBT EXTINGUISHMENT. ADDITIONALLY, PLEASE CLARIFY WHETHER YOU SHOULD RECORD A GAIN OR LOSS ON THE EXTINGUISHMENT OF DEBT. REFER TO PARAGRAPH 20 OF APB 26 WHICH STATES THAT THE DIFFERENCE BETWEEN THE REACQUISITION PRICE AND THE NET CARRYING AMOUNT OF EXTINGUISHED DEBT SHOULD BE RECOGNIZED CURRENTLY IN INCOME OF THE PERIOD OF EXTINGUISHMENT AS A LOSS OR GAIN.

At the time of the cancellation of debt, the shares of the Company were not actively traded and the Company considered the most reliable measure of value to be the negotiated settlement of debt between the holder of the liability and the Company.

UNAUDITED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2006

NOTE 5. STOCKHOLDER’S EQUITY, PAGE F-8

57.

REFER TO YOUR RESPONSE TO PRIOR COMMENT 70 IN OUR LETTER DATED MAY 24, 2006. PLEASE CLARIFY WHETHER THERE ARE ANY CIRCUMSTANCES IN WHICH YOU WOULD BE REQUIRED TO ISSUE ANY ADDITIONAL PENALTY UNITS PURSUANT TO THE PRIVATE PLACEMENTS COMPLETED IN SEPTEMBER 2005. IF SO, PLEASE REVISE TO DISCLOSE THOSE OBLIGATIONS AND THE MAXIMUM AMOUNT THAT WOULD BE PAYABLE.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Alan Morris
June 13, 2007

No additional penalty units are required to be issued. All penalty shares issuable on exercise of the penalty units were issued on June 16, 2006 and the Company has no continued obligation in relation to the penalty units.

58.

WE SEE THAT YOU ISSUED 50,000 SHARES AT $2.06 PER SHARE AS CONSIDERATION TO YOUR NEW CHIEF FINANCIAL OFFICER. PLEASE TELL US AND REVISE YOUR FILING TO DISCLOSE THE BASIS FOR THE VALUE ASCRIBED TO THESE SHARES. NOTE THAT PARAGRAPH 10 OF SFAS 123-R STATES THAT THE COST OF SERVICES RECEIVED FROM EMPLOYEES IN EXCHANGE FOR AWARDS OF SHARE-BASED COMPENSATION GENERALLY SHOULD BE MEASURED BASED ON THE GRANT-DATE FAIR VALUE OF THE EQUITY INSTRUMENTS ISSUED OR ON THE FAIR VALUE OF THE LIABILITIES INCURRED.

The Company has revised the disclosure under the heading “Employment Contracts” on page 59 of the Amended SB-2 to disclose that the price of the shares issued in connection with the employment agreement of Mr. Williams were valued at market value on June 14, 2006 being the date of his employment agreement. We are advised that this is in accordance with SFAS 123-R.

RECENT SALES OF UNREGISTERED SECURITIES, PAGE 60

59.	AS TO PARAGRAPH NUMBER 3, STATE THE EXEMPTION CLAIMED AS TO U.S. HOLDERS.

Please see the revised disclosure in paragraph 7 under the heading “Recent Sales of Unregistered Securities” on page 63 of the Amended SB-2.

EXHIBITS, PAGE 63

60.	PLEASE FILE AS EXHIBITS ALL OF THE AGREEMENTS PURSUANT TO WHICH YOU ISSUED OR SOLD THE SECURITIES DESCRIBED IN THE TRANSACTIONS DISCLOSED ON PAGES 11, 12 AND 60.

The Company has included as exhibits to the Amended SB-2 the form of warrant issued to subscribers and agents in each of the private placements described on pages 11-12, of the Amended SB-2. Due to the volume of exhibits the Company would have to file to include all of the subscription agreements issued in connection with such private placements, we ask that the SEC reconsider its request with respect to the filing of all subscription agreements.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Conrad Y. Nest

CONRAD Y. NEST

CYN/clk

Enclosures

cc:	Searchlight Minerals Corp. Attn: Mr. Ian McNeil

Appendix “A”

Share Transfer Agreements

Appendix “B”

Geological Reports and Certificates

Appendix “C”

Historical Geological Sources